CLIFTON STAR RESOURCES INC.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED MARCH 31, 2008

The following discussion and analysis, prepared as of May 28, 2008, should be read together with the unaudited financial statements for the nine month period ended March 31, 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2007 and 2006, and the Management Discussion & Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward- looking statements.

Description of Business

The Company is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Performance Summary

The following is a summary of significant events and transactions that occurred during the nine month period ended March 31, 2008:

1.

On July 3, 2007, the Company issued 1,999,998 flow-though shares for the private placement previously announced on April 23, 2007. An additional 99,999 flow-through shares and 199,999 non-flow-through options were issued as finder’s fees.

2.

On July 3, 2007, the Company issued 10,000 common shares at a deemed price of $1.85 per share for a total value of $18,500 pursuant to the Duquesne property option agreement.

3.

On July 4, 2007 trading of the Company’s shares were changed from the NEX to Tier 2 on the TSX Venture Exchange.

4.

On July 6, 2007, the Company received $10,000 for issuing 50,000 common shares at $0.20 from the exercise of stock options.

5.

On July 11, 2007, the Company announced the appointment of Fred Archibald, P. Geo., APGO/OGQ as Vice-President of Exploration. The Company granted Mr. Archibald 300,000 stock options exercisable at $2.00 per share until July 11, 2009.

6.

On July 12, 2007, the Company announced the appointment of Michael Mason as Vice-President of Corporate Affairs. The Company granted Mr. Mason 400,000 stock options exercisable at $1.90 per share until July 12, 2009.

7.

On August 7, 2007, the Company announced that the first seven BQ core drill holes west of the old workings have been completed, and the results from the first four holes have been received.

8.

On August 22, 2007, the Company announced the resignation of Mike Moustakis from the Board of Directors. The Company would like to thank Mr. Moustakis for his several decades of service and wishes him well in his future endeavours.

9.

On September 7, 2007, the Company announced that it paid $53,635 (US $50,000) to enter into a 6-week promotional campaign with Take 5 Solutions Inc. of Boca Raton, Florida, U.S.A.

10.

On October 9, 2007, the Company completed a non-brokered flow-through private placement of $1,500,000 through the sale of 612,243 flow-through units (FT Units) (each unit consisting of one common share and one warrant) at a price of $2.45 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.60 per share.

The Company granted 61,224 non-flow-through agent’s options valued at $61,374 which are exercisable at $2.45 per option until October 9, 2009 as part of a finder’s fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.60 per share until October 9, 2009. The Company issued 30,612 common shares valued at $73,163 for the remaining finder’s fee. The Company also paid $75,000 cash for due diligence fees and $835 in legal fees which have been recorded as share issue costs.

The securities have a hold period which expires on February 9, 2008.

11.

On October 9, 2007, the Company completed a non-brokered private placement of $1,000,000 through the sale of 500,000 hard dollar Units (each unit consisting of one common share and one warrant) at a price of $2.00 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.10 per share..

The Company granted 50,000 agent’s options valued at $57,217 which are exercisable at $2.00 per option until October 9, 2009 as part of a finder’s fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.10 per share until October 9, 2009. The Company issued 25,000 common shares valued at $59,750 for the remaining finder’s fee. The Company also paid $50,000 cash for due diligence fees and $681 in legal fees which have been recorded as share issue costs.

The securities have a hold period which expires on February 9, 2008.

12.

On October 19, 2007, the Company announced that it entered into a consulting agreement with A.B. Korelin & Associates Inc. of Vancouver, Washington, U.S.A. Korelin will be preparing a Form 20F and related documentation for the Company.

The Company granted Korelin an incentive stock option to purchase up to 100,000 shares at a price of $2.50 per share for a period of two years. The option is subject to the TSX Venture Exchange approval.

13.

On October 12, 2007, the Company announced the appointment of Harry Miller to the Board of Directors.

14.

On October 23, 2007, Nick Segounis resigned as President of the Company. The Company would like to thank Mr. Segounis for his years of service. Mr. Segounis will continue to serve on the Board of Directors.

15.

On October 23, 2007, the Company announced the appointment of Harry Miller as the Company’s new President.

16.

On October 30, 2007, William Schmidt resigned as a director of the Company. The Company would like to thank Mr. Schmidt for his years of service and wishes him well in his future endeavours.

17.

On November 15, 2007, the Company announced an update on the drilling program at the Duquesne gold property.

18.

On December 27, 2007, the Company issued 436,500 common shares at $0.20 for proceeds of $87,300 pursuant to the exercise of stock options. Capital stock and contributed surplus were each adjusted by $59,146 for stock-based compensation previously recorded on these exercised stock options.

19.

On January 2, 2008, the Company granted 100,000 stock options exercisable at $2.25 per share to a director which will expire on January 2, 2010.

20.

On January 2, 2008, the Company granted 550,000 stock options exercisable at $2.50 per share to a director which will expire on January 2, 2010.

21.

On January 8, 2008, the Company issued 150,000 common shares at $0.77 for proceeds of $115,500 pursuant to the exercise of stock options. Capital stock and contributed surplus were each adjusted by $83,725 for stock-based compensation previously recorded on these exercised stock options.

22.

On January 18, 2008, the Company announced an update on its Duquesne property drilling program.

23.

On March 3, 2008, the Company granted 200,000 stock options exercisable at $2.65 per share to a director which will expire on March 3, 2010.

24.

On March 31, 2008, the Company recognized $31,628 in stock-based compensation for options granted on March 7, 2007.

The following events occurred subsequent to March 31, 2008: Private Placement of 476,190 Units

On April 2, 2008, the Company completed a non-brokered private placement of $999,999 through the sale of 476,190 Units (each unit consisting of one flow through common share and one non-flow through warrant) at a price of $2.10 per Unit. Each warrant is exercisable until April 2, 2010 at a price of $2.30 per share.

The Company granted 47,619 non-flow through agent’s options which are exercisable at $2.30 per option until April 2, 2010 as part of a finder’s fee. The Company issued 23,809 common shares to settle the remaining finder’s fee.

The securities have a hold period which expires on August 2, 2008.

Expired Warrant Price

On April 3, 2008, the $1.00 per share exercise price for 1,999,998 warrants expired. These warrants are now exercisable at $1.25 per share until January 3, 2009.

Extraordinary General Meeting

On April 8, 2008, the Company announced that it will hold an Extraordinary General Meeting on June 4, 2008 at 10:30AM in Suite 430, 580 Hornby Street, Vancouver, British Columbia.

Shareholder Increases Position

On April 10, 2008, Goodman & Company, Investment Counsel Ltd. (“G & C”) disclosed that on behalf of one or more of the mutual funds or other client accounts managed by it, increased its position in the Company by 2.96% on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an increase by 5.17% on a partially diluted basis, as at March 31, 2008. G & C now exercises control or direction over 1,128,572 common shares and 1,180,272 purchase warrants of the Company. This represents an approximate 8.52% interest, on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an approximate 16.00% interest, on a partially diluted basis, as at March 31, 2008.

Private Placement of 317,556 Units

On April 14, 2008, the Company completed a non-brokered private placement of $666,868 through the sale of 317,556 Units (each unit consisting of one flow through common share and one non-flow through warrant) at a price of $2.10 per Unit. Each warrant is exercisable until April 14, 2010 at a price of $2.30 per share.

The Company granted 24,612 non-flow through agent’s options which are exercisable at $2.30 per option until April 14, 2010 as part of a finder’s fee. The Company issued 12,306 common shares to settle the remaining finder’s fee.

The securities have a hold period which expires on August 14, 2008.

Private Placement Announced

On May 3, 2008, the Company announced that it will conduct a non-brokered private placement of up to 2,000,000 Flow Through Units (each unit consisting of one share and one warrant) at a price of $2.20 per Unit. Each warrant will be exercisable for a period of twenty-four months from closing of the private placement at a price of $2.50 per share.

The Company will issue a finder’s fee payable in shares equal to 5% of the gross proceeds received by the Company and a finder’s option on the same terms as the subscriber’s units equal to 10% of the number of units sold to investors by Limited Market Dealer Inc.

Property Option Agreements

On May 6, 2008, the Company announced that it signed property option agreements to acquire all the outstanding shares of three companies containing certain mineral and surface rights to properties in Quebec and Manitoba.

The Quebec properties are comprised of three mining concessions, two claims, surface rights and infrastructure near the town of Duparquet. The concessions are Beattie Gold Mines, Donchester Gold Mines and the Hunter Mine.

The Manitoba property consists of ten claims near Cat Lake.

Terms of the agreements are $1,000,000 down payment with a drilling program on the Beattie and the Donchester and an evaluation of the entire project, a payment in three months and a final payment twelve months thereafter. The total purchase price of $50,000,000 will be raised through debt and equity financings.

A provision allows for an additional payment of $12,000,000 if the Company sells control of the gold properties or if the Company delineates four million oz. of gold.

Stock Options Granted

On May 7, 2008, the Company granted 75,000 stock options exercisable at $2.50 per share to an officer which will expire on May 7, 2010.

Duquesne Property Update

On July 9, 2007, the Company announced that line cutting over two detailed grids is half finished and is expected to be completed by mid-July. The grids are spaced at 50 meters apart for tight control.

Surface prospecting and mapping is continuing. Some eighty channel/chip samples have been taken within the two areas of which eighteen have been analyzed. The most significant assays from this sampling are 2.19 g/t Au over 2.0 meters and correspond with the surficial west extension of Vein 20 which was the main vein system previously mined.

An extension of Vein 20 has been located on surface some 350 meters to 500 meters west of the shaft, and this area is presently being stripped and sampled. Diamond drilling of this area will begin at week’s end with closely spaced drill holes spaced 25 meters apart to test the continuity of this zone. During the stripping, a secondary zone, Zone 10, which is associated with the main vein, was uncovered. The Duquesne Mine workings are situated in the area up to some 300 meters averaging from 10.0 to 12.0 g/t Au. Three equally spaced holes totaling some 500 meters each will be drilled below the ninth level to intersect the indicated steep-west plunge of the ore body which appears to both widen and increase in value at depth.

Prospecting and Sampling Update

On July 17, 2007, the Company announced that prospecting and sampling of the sectors to the east and west of the Duquesne underground mine working extensions has uncovered siliceous mineralized zones within syenite porphyry host rock along the fault contacts with ultramafic and basalt flow and averaging 5.0 to 7.0 meters width on average. Channel and chip samples from these areas are in for assaying.

Prospecting and sampling of the northwest sector of the property; in particular those areas associated with extension of the Shaft Zone, Liz Zone and Nippissing Zone from the Duquesne West Property, have uncovered encouraging values which are being followed up by detailed stripping and sampling programs. The most encouraging values, associated within a gabbro intrusive along the faulted contact with syenite porphyry, has returned values of 11.25 gm/t Au over a width of 5.0 meters. Focus is being made on stripping and detailed sampling of several zones which are returning encouraging values. Drilling of the west extension and east extension of Zone 20 has commenced. Drill hole DQ07-01 was drilled over to Zone 20, but intersected two parallel zones; one at the faulted syenite porphyry/ultramafic contact and one within the fault associated utramafic. Hole DQ07-02, set behind the collar of the first hole, has intersected Zone 20 over a siliceous-mineralized width of at least 23.0 metres. Visual observation of galena and chalcopyrite associated with this vein is indicative of gold value associations.

Drilling Program Announced

On October 30, 2007, the Company entered into a drilling contract with Chibougamou Diamond Drilling Ltd. for a minimum of 3,000 metres deep core drilling on the Duquesne gold property. A total four holes will be drilled beneath the underground workings at the Duquesne mine at approximately 100 metres below the ninth level to intersect historical drill-indicated resource averaging 13.3 grams per tonne gold. These holes will be spaced 80 metres apart to delineate veins 10, 20 and 30 at depth. Further delineation of the Nippissing zone is pending assay results from drilling and surface channel sampling.

Drilling Update

On November 15, 2007, the Company announced that Drill hole 92-140 interesected vein 20 at a vertical depth of 935 metres and returned values of 76.6 grams per tonne (g/t) gold (Au) over a width of 1.50 metres on the Duquesne mineral property. Drill hole DQ07-18, drilled at minus 73 degrees, has intersected a number of vein systems, including vein 20, the most significant of the vein systems, at 609 metres below surface.

Vein systems encountered were:

·

Vein 7 – 512.50 to 515.2 metre interval;

·

Vein 9 – 552.10 to 555.60 metre interval;

·

Vein 10 – 579.60 to 582.85 metre interval;

·

Vein 11 – 596.50 to 598.80 metre interval;

·

Vein 20 – 639.00 to 645.60 metre interval; and

·

Vein 30 – 654.35 to 665.0 metre interval.

The core from the mineralized zones has been split and submitted to Expert Labs of Noranda for assaying.

Drill hole DQ07-19 is presently being drilled 80 metres east of DQ07-18, at minus 73 degrees, and is expected to intercept vein 20 at about 590 to 650 metres vertical from surface.

Two more holes will be drilled below the old workings, and an additional seven holes will be drilled at depth along veins 10 and 20 to the west of the workings. Nine short holes drilled this summer to about 400 metres along strike averaged 3.89 g/t Au over an average width of 4.63 metres.

Peter Bevan, P.eng, is in the process of updating resource of historical probable and inferred estimates of 298,652 ounces gold.

On January 18, 2008, the Company announced that Drillhole DQ07-21 has intersected gold-bearing zone Vein 20 between 404.10 meters and 418.30 meters with values averaging 13.86 g Au/t over 5.15 meters width with a 35.33 g Au/t over 1.40 meters within this section. Expert Labs of Rouyen-Noranda completed the fire assay with gravimetric finish. Pulps are currently being run for total metallics on gold.

Vein 10 was encountered at 368.60 meters and partial return assays indicate 15.57 g Au/t over a width of .05 meters. Complete assays from this section are expected within a few weeks. Although assays have been returned for all holes drilled they are fragmentary; however sufficient information has been received to coordinate future drilling.

Of the four deep drill holes completed to date, all have intersected significant gold values below the ninth level of the mine workings. Drill holes DQ07-18 to DQ07-20 have intersected the structure at a vertical depth of 490 meters to 530 meters and were spaced 80 meters apart. DQ07-21 was positioned 250 meters west of DQ07-19 further west than has been previously drilled. Drilling has indicated that the gold-bearing system becomes wider with increasing gold values at depth. DQ07-21 has also encountered a significant massive sulphide structure along the footwall of the main gabro intrusive complex with significant visible sphalerite and chalcopyrite.

The gold bearing structure is within a continuous system of silica rich quartz-feldspar porphyry and syenite porphyry which occurs at the contact of the footwall of a gabbro intrusive and the hangwall of an ultramafic unit. The gold is associated with a series of both east-west and north-south trending fault zones which splay off the Procupine Destor Fault. This structure continues to the western boundary of the property and is more than 3000 meters in length. The Company expects to secure a second drill in early February for infield drilling with a third drill possible for early March. Centers for the infield drilling will be 25 meters while drilling to the west of DQ-07 along strike will be at 50 meter centers.

In total the Company anticipates between 25,000 to 30,000 meters of drilling this year.

Summary of Quarterly Results

For the Quarters Ended

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Total assets	$ 4,726,858	$ 4,408,821	$ 1,984,782	$ 731,538
Working capital	1,975,722	3,154,654	1,151,864	352,016
Shareholders’ equity	4,331,274	4,308,047	1,932,577	565,738
Income	27,837	13,965	13,978	4,426
Net income (loss)	(415,812)	(189,283)	(175,131)	(91,460)
Earnings (loss) per share	(0.03)	(0.02)	(0.02)	(0.01)

For the Quarters Ended

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total assets	$ 614,088	$ 589,663	$ 609,241	$ 608,549
Working capital	523,428	516,534	532,558	597,453
Shareholders’ equity	611,599	586,793	592,590	597,488
Income	4,512	4,785	5,468	6,643
Net Income (loss)	(191,039)	(26,597)	(36,164)	(5,473)
Earnings (loss) per share	(0.02)	(0.01)	(0.01)	(0.01)

Significant changes in key financial data from 2006 to 2007 can be attributed to income generated from interest earned on term deposits, $212,800 received from exercised stock options, recognition of stock-based compensation, the issuance of 3,112,241 common shares for gross proceeds of $3,999,999 and the commencement of an exploration program on the Duquesne Gold Project.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company had a net loss of $780,226 (2007 - $299,399) during the nine month period ended March 31, 2008. Some of the significant expenses are as follows:

•

Consulting fees of $30,279 (2007 - $Nil) increased significantly compared to the same period last year. The majority of the increase is attributed to the Company entering into a contract with A.B. Korelin to prepare a Form 20F and related documentation. The remainder of the balance is for consulting services provided by a recently appointed officer.

•

Filing and transfer agent fees of $69,498 (2007 - $12,729) are significantly higher than the comparative year as a result of fees being incurred for the option agreement with Duquesne Gold Mines Ltd. and the recently completed private placements.

•

Insurance expense of $13,900 (2007 - $) increased significantly as the Company recently obtained Director and Officer liability insurance.

•

Investor relations of $53,635 (2007 - $Nil) increased as a result of the Company entering into a 6-week promotional campaign with Take 5 Solutions Inc. of Boca Raton, Florida, U.S.A.

•

Management fees of $30,000 (2007 - $Nil) increased significantly as a result of the Company’s increased business activity and appointment of a new President.

•

Office and miscellaneous of $8,665 (2007 - $1,566) is higher than the comparative period as a result of increased business activity.

•

Professional fees (accounting, audit and legal fees) of $89,816 (2007 - $13,524) increased significantly from the same period last year. This increase is attributed to legal fees related to the statement of claim (see Contingency Note 10) and the auditor’s review of financial statements for the Form 20F. Accounting fees also increased as a result of increased complexity and business activity.

•

Shareholder costs of $4,871 (2007 - $417) are significantly higher than the comparative period as a result of disseminating information to shareholders more frequently due to increased business activity.

•

Stock-based compensation of $517,479 (2007 - $282,510) increased significantly as a result of more stock options being granted than in the comparative period.

•

Travel and telephone expense of $17,806 (2007 - $3,410) increased significantly from the comparative period as a result of increased business activity, work related to the option agreement with Duquesne Gold Mines Ltd and attendance with lawyers for the defence against the statement of claim.

During the period, the Company earned $55,780 (2007 - $14,765) in interest income from cash held in a term deposit. Interest income is higher in the current period as a result of the Company having more cash invested in term deposits.

Liquidity and Capital Resources

These financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	March 31, 2008	June 40, 2007

Working capital	$ 1,975,722	$ 352,016
Deficit	(3,473,153)	(2,692,927)

Net cash used in operating activities during the nine month period ended March 31, 2008 was $342,708 (2007 – $23,762). The cash used in operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash used in investing activities during the nine month period March 31, 2008 was $1,896,613 (2007 - $88,144). Pursuant to the Duquesne property option agreement, the Company paid $450,000 which was recorded as mineral property acquisition costs. The Company paid an additional $1,445,184 in deferred exploration costs on the Duquesne property. The Company purchased a laptop computer for $1,429 in the current period. During the comparative period the Company paid a non-refundable $60,000 deposit to Duquesne Gold Mines Ltd and incurred $28,144 in due diligence costs related to the Duquesne property agreement.

Net cash provided by financing activities during the nine month period ended March 31, 2008 was $4,009,783 (2007 - $31,000). During the current period the Company received gross proceeds of $2,999,999 from private placements of 2,612,241 flow-through units. An additional $1,000,000 was received from a private placement of 500,000 non-flow through units. The Company paid $203,016 cash in share issue costs related to the private placement. The Company also received $212,800 from the exercise of 636,500 stock options. During the comparative period the Company received $31,000 for issuing 100,000 common shares at $0.31 per share from the exercise of stock options.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of precious minerals or base metals or interests related thereto. The economics of developing and producing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the prices of minerals and metals. Depending on these prices, the Company may determine that it is impractical to continue commercial production. These prices have fluctuated in recent years. Prices are affected by many factors beyond the Company’s control including anticipated changes in international investment patterns and monetary systems, economic growth rates and political developments. The supply of precious minerals or base metals consists of a combination of new mine production, producers, financial institutions and consumers. If the market price falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or other development of a project or mining at one or more of its properties.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year. It will continue to focus its exploration and development efforts on the Duquesne Gold Mine.

Related Party Transactions

During the nine month period ended March 31, 2008, the Company paid or accrued $6,792 (2007 - $8,295) in legal fees to a law firm of which one of the Company’s former directors is a partner, and $68,305 (2007 - $Nil) in geological consulting fees to a director and a company controlled by a director of the Company.

Paid or accrued $14,644 (2007 - $Nil) to an officer for consulting services.

Paid or accrued $28,226 (2007 - $Nil) to a director for management fees.

Included in accounts payable is $4,000 (2007 – $500) due to a director and a former director for travel and legal expenses.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Contingency

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

a)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

b)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share be granted to the former employee.

c)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

It is the opinion of the Company’s management that the statement of claim is without merit and the Company intends to defend the claim vigorously. The outcome of the legal claim cannot be estimated at this point in time and no provision for the claim has been recorded in these financial statements.

Credit risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s mineral property and deferred exploration costs is provided in Note 4 the Company’s Financial Statements for the nine month period ended March 31, 2008 which are available on its SEDAR page accessed through www.sedar.com.

Outstanding Share Data

The following table summarizes the outstanding share capital as at date of this Management Discussion and Analysis:

Number of shares issued or issuable

Common shares	14,079,543
Agent’s options	311,223
Stock options	1,725,000
Warrants	3,112,241

Disclosure Controls and Procedures & Internal Control Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at March 31, 2008 the Company’s system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

(a)

due to the limited number of staff, it is not feasible to achieve the complete segregation of incompatible duties; and

(b)

due to the limited number of staff, the Company relies upon third parties as participants in the Company’s internal controls over financial reporting.

The Company believes these weakness are mitigated by the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; and the thorough review of the Company’s financial statements by management and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company’s internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has made no material changes to the Company’s internal controls over financial reporting during the Company’s most recent year end.

Business Risks

Natural resources exploration, development, production and processing involve a number of business risks, some of which are beyond the Company's control. These can be categorized as operational, financial and regulatory risks.

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Operational risks include finding and developing reserves economically, marketing production and services, product deliverability uncertainties, changing governmental law and regulation, hiring and retaining skilled employees and contractors and conducting operations in a cost effective and safe manner. The Company continuously monitors and responds to changes in these factors and adheres to all regulations governing its operations. Insurance may be maintained at levels consistent with prudent industry practices to minimize risks, but the Company is not fully insured against all risks, nor are all such risks insurable.

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•Financial risks include commodity prices, interest rates and the Canada / United States exchange rate, all of which are beyond the Company's control.

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Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, and include increased fees for filings, the introduction of ever more complex reporting requirements the cost of which the Company must meet in order to maintain its exchange listing.

Outlook

The Company's primary focus for the foreseeable future will be to continue exploration and development efforts on the Duquesne Gold Mine and on reviewing its financial position.

Other Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com.